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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934



                          CELLEGY PHARMACEUTICALS, INC.
                          -----------------------------
                                (Name of Issuer)

                                  COMMON STOCK
                                  ------------
                         (Title of Class of Securities)

                                   15115L-10-3
                                   -----------
                                 (CUSIP Number)


                               K. MICHAEL FORREST,
                         CELLEGY PHARMACEUTICALS, INC..
                      1065 EAST HILLSDALE BLVD., SUITE 418
                    FOSTER CITY, CA, CA 94404 (415) 524-1600
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                  July 23, 1997
                                  -------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

------- --------------------------------------------------------------------------------------------------------------------
     1  NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
        K. MICHAEL FORREST
------- --------------------------------------------------------------------------------------------------------------------
     2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                             (a) [ ]
                                                                                                     (b) [X]
------- --------------------------------------------------------------------------------------------------------------------
     3  SEC USE ONLY
------- --------------------------------------------------------------------------------------------------------------------
     4  SOURCE OF FUNDS
        PF
------- --------------------------------------------------------------------------------------------------------------------
     5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
------- --------------------------------------------------------------------------------------------------------------------
     6  CITIZENSHIP OR PLACE OF ORGANIZATION
        U.S.
-------------------------- ------- -----------------------------------------------------------------------------------------
                                7  SOLE VOTING POWER
                                   425,827
        NUMBER OF
         SHARES
      BENEFICIALLY
        OWNED BY
          EACH
        REPORTING
         PERSON
          WITH
                           ------- -----------------------------------------------------------------------------------------
                                8  SHARED VOTING POWER
                                   -0-
                           ------- -----------------------------------------------------------------------------------------
                                9  SOLE DISPOSITIVE POWER
                                   425,827
                           ------- -----------------------------------------------------------------------------------------
                               10  SHARED DISPOSITIVE POWER
                                   -0-
-------------------------- ------- -----------------------------------------------------------------------------------------
    11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        425,827
------- --------------------------------------------------------------------------------------------------------------------
    12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES       [ ]
------- --------------------------------------------------------------------------------------------------------------------
    13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        5.68%
------- --------------------------------------------------------------------------------------------------------------------
    14  TYPE OF REPORTING PERSON
        IN
------- --------------------------------------------------------------------------------------------------------------------

ITEM 1.  SECURITY AND ISSUER.

     This Statement on Schedule 13D relates to the common stock ("Common Stock"), of Cellegy Pharmaceuticals, Inc., a California corporation ("Issuer" or the "Company"). The principal executive offices of the Company are located at 1065 East Hillsdale Blvd., Suite 418, Foster City, CA 94404.

ITEM 2.  IDENTITY AND BACKGROUND.

     The name of the person filing this statement is K. Michael Forrest. Mr. Forrest is the Chief Executive Officer of Issuer and has a business address at the principal office of the Company.

     The undersigned has not been convicted of any offense in a criminal proceeding (excluding traffic violations or misdemeanors) during the past five years. During the past five years, he has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree of final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or pursuant to which he was found to have violated such laws.

     Mr. Forrest is a citizen of the United States.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     In connection with a private placement transaction, the undersigned purchased 347,827 shares (the "Shares") of Common Stock pursuant to a Common Stock Purchase Agreement dated July 23, 1997. Mr. Forrest purchased the Shares at a price per share of $2.875, all of which was paid in cash. None of the purchase price was borrowed. On May 27, 1997, Mr. Forrest purchased 10,000 shares of Common Stock on the open market for a purchase price of $2.875 per share, all of which was paid in cash.

     In November 1996, in connection with the undersigned's employment as President and Chief Executive Officer of the Company, the Company granted to the undersigned an incentive stock option (the "Option") under the Company's 1995 Equity Incentive Plan (the "Plan"), covering 245,000 shares of Common Stock at an exercise price equal to the closing price of the Common Stock on the date the option was granted. Subject to the restrictions described below, the Option becomes exercisable ("vests") in accordance with the following schedule: 25,000 of the shares subject to the Option vest on the date of grant; another 25,000 shares vest six (6) months from the date of grant; and 45,000 of the shares vest if the closing price of the Common Stock is at or above $12.50 (taking into account any split of the Common Stock) for ten consecutive trading days during the five year period beginning on the grant date of the Option. Notwithstanding the above, all such 45,000 shares will vest five (5) years from the grant date (subject to the provisions of the Plan relating to termination of employment). Finally, 150,000 shares vest in equal annual installments over a period of four years from the grant date.

     The undersigned has not exercised any of the Options and as a result has not expended any funds to acquire any Option shares. The agreements relating to the Option permit the undersigned to pay for shares acquired upon exercise of the Option by means of a variety of consideration, including cash, stock and promissory notes.

ITEM 4.  PURPOSE OF TRANSACTION.

     As enumerated in Item 3 above, the undersigned purchased the Shares in a private placement transaction. The undersigned was granted the Options in connection with the undersigned's position as President, Chief Executive Officer and a director of the Company, in order to provide additional incentive to the undersigned. Subject to the availability of additional shares at prices regarded as attractive, alternative investment opportunities, personal factors and other matters deemed by him to be relevant, the undersigned may acquire additional shares of Common Stock at any time and from time to time in the open market, in privately negotiated transactions, through employee benefit programs, or otherwise, or may sell shares acquired upon exercised of the Option or otherwise from time to time on the open market, in privately negotiated transactions, or otherwise. The undersigned will review his investment in the Company, together with his other investments, and may purchase or sell Common Stock in his discretion at any time or from time to time depending on various factors including those referred to above.

     Except as described below, the undersigned does not have any present plans or proposals relating to: (a) the acquisition by any person of additional securities of the Company or the disposition of securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (d) any change in the present board of directors or management of the Company including, but not limited to, any plans or proposals to change the number or the term of directors or to fill any existing vacancies on the board;
(e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company's corporate structure or business; (g) any change in the Company's articles of incorporation or bylaws, as amended, or other actions which may impede the acquisition of control of the Company by any person; (h) a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (j) any action similar to those enumerated above.

     As described in the Company's periodic reports, the Company from time to time evaluates possible acquisitions of products or companies, or other possible transactions, which the Company believes may be in its best interests. Mr. Forrest is the President, Chief Executive Officer and a director of the Company. He expects, in his capacity as such, to consider from time to time proposals for various corporate actions, possibly including any of the actions enumerated in this Item, and to act upon any proposals under consideration in the manner he believes to be in the best interests of the Company.

ITEM 5.  INTEREST IN SECURITIES OF ISSUER.

     The undersigned may be regarded as the beneficial owner of 425,827 shares of Common Stock, or approximately 5.68% of the issued and outstanding shares of Common Stock as of July 24, 1997. The figure includes 50,000 shares covered by the Option, and 375,827 shares of Common Stock held by the undersigned. On May 27, 1997, Mr. Forrest purchased 10,000 shares of Common Stock on the open market for a purchase price of $2.875 per share.

     The undersigned has the sole power to vote and direct the voting and to dispose of or direct the disposition of the shares acknowledged as beneficially owned by him in this Statement.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF ISSUER.

     Other than as described herein, to the knowledge of Mr. Forrest, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons referenced in Item 2 and between such persons and any person with respect to any securities of the Company, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees or profits, division or profits or loss, or the giving or withholding or proxies.

ITEM 7.  MATERIALS TO BE FILED AS EXHIBITS.

     None.

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  July 29, 1997



                                      /s/   K. Michael Forrest
                                      ------------------------
                                      K. Michael Forrest